Filed pursuant to Rule 433

Registration No. 333-174268

May 22, 2012

Final Term Sheet

EUR 5,000,000,000 0.625% Global Bonds due 2015

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	EUR 5,000,000,000

Denomination:	EUR 1,000

Maturity:	May 29, 2015

Redemption Amount:	100%

Interest Rate:	0.625% per annum, payable annually in arrears

Date of Pricing:	May 22, 2012

Closing Date:	May 30, 2012

Interest Payment Dates:	May 29 in each year

First Interest Payment Date:	May 29, 2013 (for interest accrued from, and including, May 30, 2012, to, but excluding, May 29, 2013)

Interest Payable on First Interest Payment Date:	EUR 31,164,383.56 (for aggregate principal amount of EUR 5,000,000,000)

Currency of Payments:	EUR to CBF USD to DTC bondholder unless the bondholder elects EUR

Price to Public/Issue Price:	99.805%

Underwriting Commissions:	0.10%

Proceeds to Issuer:	99.705%

Format:	SEC-registered global notes

Listing:	Frankfurt Stock Exchange (regulated market)

Business Day:	For payments in EUR: Frankfurt For payments in USD: Frankfurt and New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	Actual/Actual ICMA

Governing Law/Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC, CBF (CBL, Euroclear)

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

ISIN:	DE000A1MBB96

Ratings of Issuer: [1]	AAA by Standard & Poor’s, Aaa by Moody’s Investors Service and AAA by Fitch Ratings.

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Lead Managers:	BNP PARIBAS HSBC J.P. Morgan

Co-Lead Managers:

Banca Akros SpA – Gruppo Bipiemme Banca Popolare di Milano

Commerzbank

Credit Suisse

Deutsche Bank

DZ Bank AG

Goldman Sachs International

Landesbank Baden-Württemberg

NORD/LB

Société Générale Corporate & Investment Banking UniCredit Bank

Stabilization Manager:	J.P. Morgan Securities Ltd.

Registrar and Paying Agent:	Deutsche Bank Aktiengesellschaft

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: http://www.sec.gov/Archives/edgar/data/821533/000104746911005440/a2204290z424b3.htm . KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000104746911005435/a2204267z424b3.htm . Alternatively, J.P. Morgan will arrange to send you the prospectus, which you may request by calling toll-free +1 (866) 430-0686.